GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP

INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5306

(202) 955-8500

www.gibsondunn.com

blane@gibsondunn.com

November 25, 2008

Direct Dial	Client Matter No.
(202) 887-3646	C 39267-00038

Fax No.
(202) 530-9589

VIA EDGAR AND OVERNIGHT MAIL

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 6010

Washington, D.C. 20549

Re:	Horace Mann Educators Corporation
Form 10-K for the fiscal year ended December 31, 2007
Filed February 28, 2008
Form 10-Q for the Quarterly Period Ended June 30,2008
File No. 001-10890
Filed August 8, 2008

Dear Mr. Rosenberg:

On behalf of Horace Mann Educators Corporation (the “Company”), we transmit herein the Company’s responses to the comment letter received on October 31, 2008. For ease of reference, your comments are presented in italics followed by the related response.

Form 10-Q for the Quarterly Period Ended June 30,2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuation of Investments, page 25

United States Securities and Exchange Commission

November 25, 2008

1.	You state that approximately 90% of your fixed maturity securities were priced through pricing services or were index priced and that the remainder of the securities were priced by broker-dealers. Please revise your disclosure here or in MD&A to explain the extent to which, and how, the information is obtained from pricing services/brokers and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

•	The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

•	Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

•

The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

•	Whether the broker quotes are binding or non-binding; and

•

The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, Fair Value Measurements, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

RESPONSE:

In the next Annual Report on Form 10-K, the Company will provide additional disclosure (see bolded additional disclosure) related to Critical Accounting Policies. Sample proposed disclosure, using September 30, 2008 data, is provided below.

Fair Value Measurements

As discussed in “Notes to the Consolidated Financial Statements — Note      — Fair Value Measurements”, the Company adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”, effective January 1, 2008. SFAS No. 157 establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities (both common stock and preferred stock) that are traded in an active exchange market, as well as U.S. Treasury securities.

United States Securities and Exchange Commission

November 25, 2008

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government, agency mortgage-backed debt securities, non-agency structured securities, corporate debt securities and preferred stocks.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2008. At September 30, 2008, Level 3 assets comprised approximately 0.01% of the Company’s total investment portfolio fair value.

		Fair Value Measurements at Reporting Date Using
	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Investments
Fixed maturities	$3,578.4	$47.5	$3,530.8	$0.1
Equity securities	61.6	32.9	28.3	0.4
Short-term investments (1)	168.7	166.6	2.1	—

Total	$3,808.7	$247.0	$3,561.2	$0.5

Separate Account (variable annuity) assets	$1,266.1	$1,266.1	—	—

(1)	Short-term investments are included in Short-term and Other Investments in the Consolidated Balance Sheets.

United States Securities and Exchange Commission

November 25, 2008

Valuation of Investments

Fair values for the Company’s fixed maturity securities are based on prices provided by its investment managers and its custodian bank. Both the investment managers and the custodian bank use a variety of independent, nationally recognized pricing sources to determine market valuations. Each designate specific pricing services or indexes for each sector of the market based upon the provider’s expertise. Typical inputs used by these pricing sources include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayment speeds. When the pricing sources cannot provide fair value determinations, the Company obtains non-binding price quotes from broker-dealers. The broker-dealers’ valuation methodology is sometimes matrix-based, using indicative evaluation measures and adjustments for specific security characteristics and market sentiment. The Company analyzes market valuations received to verify reasonableness, to understand the key assumptions used and their sources, and to determine an appropriate SFAS No. 157 fair value hierarchy level based upon trading activity and the observability of market inputs. Based on this evaluation and investment class analysis, each price is classified into Level 1, 2 or 3. The Company has in place certain control processes to determine the reasonableness of the financial asset fair values. These processes are designed to ensure the values received are accurately recorded and that the data inputs and valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, the Company assesses the reasonableness of individual security values received from pricing sources that vary from certain thresholds. Historically, the control processes have not resulted in adjustments to the valuations provided by pricing sources. The Company’s fixed maturity securities portfolio is primarily publicly traded, which allows for a high percentage of the portfolio to be priced through pricing services. Approximately 95% of the portfolio was priced through pricing services or index priced as of September 30, 2008. The remainder of the portfolio was priced by broker-dealers, and these inputs were generally Level 2. There were no significant changes to the valuation process during the third quarter of 2008.

Fair values of equity securities have been determined by the Company from observable market quotations, when available. Private placement securities and equity securities where a public quotation is not available are valued by using non-binding broker quotes or through the use of internal models or analysis. These inputs are based on assumptions deemed appropriate given the circumstances and are believed to be consistent with what other market participants would use when pricing such securities.

Short-term investments are comprised of short-term fixed income securities. Because of the nature of these assets, carrying amounts approximate fair values, which have been determined from public quotations, when available.

United States Securities and Exchange Commission

November 25, 2008

Separate Account assets represent variable annuity contract holder funds invested in various mutual funds. Fair values of these assets have been determined from public quotations.

Other-Than-Temporary Impairment of Investments

The Company’s methodology of assessing other-than-temporary impairments is based on security-specific facts and circumstances as of the date of the reporting period. Based on these facts, if management believes it is probable that amounts due will not be collected according to the contractual terms of a debt security, or if the Company does not have the ability and intent to hold a debt or equity security with an unrealized loss until it matures or recovers in value, an other-than-temporary impairment is considered to have occurred. As a general rule, if the fair value of a debt security has fallen below 80% of book value, this security will be reviewed for an other-than-temporary impairment. Also as a general rule, if the fair value of an equity security has declined below cost, this security will be reviewed for an other-than-temporary impairment including an assessment of whether recovery in fair value is likely to occur within a reasonable period of time. Additionally, if events become known that call into question whether the security issuer has the ability to honor its contractual commitments, whether or not such security has been trading above an 80% fair value to book value relationship, such security holding will be evaluated to determine whether or not such security has suffered an other-than-temporary decline in value.

The Company reviews the fair value of all investments in its portfolio on a monthly basis to assess whether an other-than-temporary decline in value has occurred. These reviews, in conjunction with the Company’s investment managers’ monthly credit reports and relevant factors such as (1) the financial condition and near-term prospects of the issuer, (2) the length of time and extent to which the fair value has been less than amortized cost for fixed maturity securities or cost for equity securities, (3) the Company’s ability and intent to retain the investment long enough to allow for the anticipated recovery in fair value or until it matures, (4) the stock price trend of the issuer, (5) the market leadership position of the issuer, (6) the debt ratings of the issuer and (7) the cash flows of the issuer, are all considered in the impairment assessment. A write-down of an investment is recorded when a decline in the fair value of that investment is deemed to be other-than-temporary, with a realized investment loss charged to income for the period.

With respect to fixed income securities involving securitized financial assets — primarily asset backed and commercial mortgage backed securities in the Company’s portfolio — which fall under the provisions of Emerging Issues Task Force (“EITF”) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial

United States Securities and Exchange Commission

November 25, 2008

Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets”, all of the Company’s securitized financial assets fair values are determined by observable inputs. In addition, the Company’s credit analysis and/or analysis of the underlying collateral cash flows at September 30, 2008 indicated a very remote likelihood of default — even under severe stress testing.

The Company’s intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

A decline in fair value below amortized cost is not assumed to be other-than-temporary for fixed maturity investments with unrealized losses due to changes in interest rates, spread widening or market illiquidity where there exists a reasonable expectation that fair value will recover in a reasonable timeframe versus historical cost and the Company has the intent and ability to hold the investment until maturity or a market recovery is realized. An other-than-temporary impairment loss will be recognized based upon all relevant facts and circumstances for each investment, as appropriate.

2.	In addition, please revise your disclosures to address the following:

•	Disclose the significant assumptions and other inputs used in the valuation models and describe how these were derived;

•	Disclose whether the valuation models used have changed from prior periods and to the extent possible, disclose the quantitative effect of such changes;

•	Quantify the effect on operations and financial position of reasonably likely changes in the assumptions used.

•

Discuss the extent to which, and how, you used market indexes in applying the techniques or models used and describe any material adjustments made during the reporting period to the fair value of your investments based on market indexes. Discuss the reasons for making those adjustments.

Please refer to the Sample Letter sent to certain public companies in March 2008 regarding the application of SFAS 157 (Fair Value Measurements.) You can find it at the following website:

http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm

United States Securities and Exchange Commission

November 25, 2008

RESPONSE:

In addition to the disclosures addressed above, the Company will provide, in the next Annual Report on Form 10-K, additional disclosure (see bolded additional disclosure below) related to Fair Value Measurements in the Notes to Consolidated Financial Statements. As provided in the Company’s response to Question 1, Level 1 and Level 2 asset valuations, received from the Company’s investment managers and custodian, are based upon unadjusted quoted prices or other observable inputs. As a result, no material adjustments were made during the historical reporting periods to the fair value of the Company’s investments based on market indexes. In addition, valuation models utilized by the Company’s pricing sources have not changed materially from prior periods and, as such, there have been no changes to the Company’s financial statements for changes in valuation models or assumptions.

Note 4 - Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157, which provides a framework for measuring fair value in accordance with GAAP. FSP No. FAS 157-2 defers the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are not disclosed at fair value in the consolidated financial statements on a recurring basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS No. 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities (both common stock and preferred stock) that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed debt securities, non-agency structured securities, corporate debt securities and preferred stocks.

United States Securities and Exchange Commission

November 25, 2008

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

As required by SFAS No. 157, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3).

The following discussion describes the valuation methodologies used for financial assets measured at fair value. The techniques utilized in estimating the fair values are affected by the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company’s securities holdings. Care should be exercised in deriving conclusions about the Company’s business, its value or financial position based on the fair value information of financial assets presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.

Fair values for the Company’s fixed maturity securities are based on prices provided by its investment managers and its custodian bank. Both the investment managers and the custodian bank use a variety of independent, nationally recognized pricing sources to determine market valuations. Each designate specific pricing services or indexes for each sector of the market based upon the provider’s expertise. Typical inputs used by these pricing sources include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayment speeds. When the pricing sources cannot provide fair value determinations, the Company obtains non-binding price quotes

United States Securities and Exchange Commission

November 25, 2008

from broker-dealers. The broker-dealers’ valuation methodology is sometimes matrix-based, using indicative evaluation measures and adjustments for specific security characteristics and market sentiment. The Company analyzes market valuations received to verify reasonableness, to understand the key assumptions used and their sources, and to determine an appropriate SFAS No. 157 fair value hierarchy level based upon trading activity and the observability of market inputs. Based on this evaluation and investment class analysis, each price is classified into Level 1, 2 or 3. The Company has in place certain control processes to determine the reasonableness of the financial asset fair values. These processes are designed to ensure the values received are accurately recorded and that the data inputs and valuation techniques utilized are appropriate, consistently applied, and that the assumptions are reasonable and consistent with the objective of determining fair value. For example, on a continuing basis, the Company assesses the reasonableness of individual security values received from pricing sources that vary from certain thresholds. Historically, the control processes have not resulted in adjustments to the valuations provided by pricing sources. The Company’s fixed maturity securities portfolio is primarily publicly traded, which allows for a high percentage of the portfolio to be priced through pricing services. Approximately 95% of the portfolio was priced through pricing services or index priced as of September 30, 2008. The remainder of the portfolio was priced by broker-dealers, and these inputs were generally Level 2. There were no significant changes to the valuation process during the third quarter of 2008.

Fair values of equity securities have been determined by the Company from observable market quotations, when available. Private placement securities and equity securities where a public quotation is not available are valued by using non-binding broker quotes or through the use of internal models or analysis. These inputs are based on assumptions deemed appropriate given the circumstances and are believed to be consistent with what other market participants would use when pricing such securities.

Short-term investments are comprised of short-term fixed income securities. Because of the nature of these assets, carrying amounts approximate fair values, which have been determined from public quotations, when available.

Separate Account assets represent variable annuity contract holder funds invested in various mutual funds. Fair values of these assets have been determined from public quotations.

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2008. At September 30, 2008, Level 3 assets comprised approximately 0.01% of the Company’s total investment portfolio fair value.

United States Securities and Exchange Commission

November 25, 2008

		Fair Value Measurements at Reporting Date Using
	Fair Value	Level 1	Level 2	Level 3
Financial Assets
Investments
Fixed maturities	$3,578,460	$47,558	$3,530,807	$95
Equity securities	61,551	32,861	28,235	455
Short-term investments (1)	168,698	166,572	2,126	—

Total	$3,808,709	$246,991	$3,561,168	$550

Separate Account (variable annuity) assets	$1,266,147	$1,266,147	—	—

(1)	Short-term investments are included in Short-term and Other Investments in the Consolidated Balance Sheets.

The following table presents a reconciliation for all Level 3 assets measured at fair value on a recurring basis for the period January 1, 2008 to September 30, 2008.

	Level 3 Assets
	Fixed Maturities	Equity Securities	Total
Financial Assets
Beginning balance, January 1, 2008	$688	$457	$1,145
Total net gains (losses) (unrealized)	2	(2)	—
Paydowns and maturities	(595)	—	(595)
Purchases, sales, issuances and settlements	—	—	—
Transfers in (out) of Level 3	—	—	—

Ending balance, September 30, 2008	$95	$455	$550

For the period January 1, 2008 to September 30, 2008, there were no realized gains or losses included in earnings that were attributable to Level 3 assets still held at September 30, 2008.

*    *    *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

November 25, 2008

As indicated in the responses above, the Company respectfully proposes to make the specified revisions and additional disclosures prospectively in future filings. If you have any questions do not hesitate to call me at (202) 887-3646.

Sincerely,

/s/ Brian J. Lane
Brian J. Lane

BJL/sga

cc:	Louis G. Lower II

Peter H. Heckman

Ann M. Caparrós

Bret A. Conklin

Dwayne D. Hallman